United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 8, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F ☒ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On October 8, 2004, Sify Limited (“Sify”) announced that it plans to release second quarter fiscal 2004 earnings on Friday, October 15, 2004, at 7:00 a.m. Eastern time. A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2004

SIFY LIMITED
By:	/s/ Anil Ahuja
	Name:	Anil Ahuja
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Press release dated October 8, 2004.